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January 11, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010
Attn: Ms. Sonia Barros

Re:	Rouse Properties, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed January 11, 2012
File No. 333-177465

Dear Ms. Barros:

On behalf of our client, Rouse Properties, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-11 (the “Registration Statement”) of the Company (File No. 333-177465), together with certain exhibits thereto.

Set forth below in bold are each of the comments in the Staff’s letter of November 14, 2011.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location in the Registration Statement of changes made in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.  Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Registration Statement.

General

1.              As you know, we are reviewing your Registration Statement on Form 10 and have issued comments in connection with that review. Please note that we will not be in a position to clear your Registration Statement on Form S-11 until you have resolved all comments raised on the Form 10.

The Company respectfully submits that it has resolved all comments raised on our Registration Statement on Form 10, which was declared effective on December 22, 2011, and has made conforming changes and updates to the Registration Statement.

In response to the Staff’s request, the Company has authorized the undersigned to acknowledge the following on the Company’s behalf:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as practicable.  If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8849.

Sincerely,

/s/ Heather Emmel

Heather Emmel